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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. _)


                            Bayou International Ltd.
                                (Name of Issuer)


                     Common Stock, par value $.15 per share
                         (Title of Class of Securities)


                                    073015109
                                 (CUSIP Number)


                                    Peter Lee
                      Centaur Mining & Exploration Limited
                                  210 Kings Way
                    South Melbourne, Victoria, 3205 Australia

                               (011) 613-92341122
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 10, 1989
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 073015-10-9


 1.      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  A.W.I. Centaur Mining & Exploration Limited
                  I.R.S. Employer Identification No.:  Not Applicable.

 2.      Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)      [ ]
         (b)      [x]

 3.      SEC Use Only ...............................................

 4.      Source of Funds (See Instructions): Not Applicable

 5.      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ..........................[ ]

 6.      Citizenship or Place of Organization: Australia

Number of Shares                      7.  Sole Voting Power:                                    5,076,000
Beneficially Owned                    8.  Shared Voting Power:                                  None
By                                    9.  Sole Dispositive Power:                               5,076,000
                                      10. Shared Dispositive Power:                             None


11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:  5,076,000

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions) .......................

13.      Percent of Class Represented by Amount in Row (11):  10.8%

14.      Type of Reporting Person (See Instructions):  CO

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Item 1.  Security and Issuer

                  Common stock, par value $.15 per share (the "Common Stock") of Bayou International Ltd., a Delaware corporation ("Bayou" or the "Issuer"), whose business address is 210 Kings Way, South Melbourne, Victoria, 3205 Australia.

Item 2.  Identity and Background

                  (a) This Statement is filed by Centaur Mining & Exploration Limited, an Australian corporation ("Centaur") with respect to the shares of Common Stock of the Issuer owned by it. A list of the executive officers and directors of Centaur (collectively, the "Officers and Directors") is attached hereto as Schedule A. Centaur is a public company in Australia whose ordinary shares are listed on the Australian Stock Exchange Ltd.

                  (b) The business address of Centaur and the Officers and Directors is 210 Kings Way, South Melbourne, Victoria, 3205 Australia.

                  (c) Centaur is an Australian mining company that has gold operations and is developing a nickel and cobalt project. A list of the principal business occupations of the Officers and Directors is set forth on Schedule A.

                  (d) None of the persons referred to in Paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) All of the individuals referred to in Paragraph (a) above are Australian citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Centaur acquired 5,000,000 shares of the issuer in March 1989 in a privately negotiated transaction in Australia. Centaur acquired an additional 76,000 shares of the Issuer in September 1990 also in a privately negotiated transaction in Australia. The funds for such acquisitions were supplied by Centaur's working capital.

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Item 4.  Purpose of Transaction.

                  The purpose of the acquisition of the Shares by Centaur is for investment. Centaur may make further purchases of shares of Common Stock of the Issuer from time to time and may dispose of any or all of the shares of Common Stock held by it at any time.

                  Except as set forth above in this Item 4, Centaur does not have any present plans or proposals, which would relate to or result in any of the events or actions described in sub-paragraphs (a) through (j) of Item 4 of
Schedule 13D. Nothing set forth above should be interpreted to preclude Centaur from making any plans or proposals, which would relate or result in any of the events or actions described in sub-paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                  (a) and (b). The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof is as follows:

                                                     Aggregate Number                   Percentage of
Name                                                 of Shares Owned                    Outstanding (1)
----                                                 ---------------                    ---------------
Centaur......................                         5,076,000                         10.8%
Officers and
  Directors (2)(3)..........                         21,097,307                         44.9%

----------------
(1)      Based on 46,941,789 shares of Common Stock outstanding on December 31,
         1998.

(2) Includes 20,046,207 shares of Common Stock owned by Edensor Nominees Pty Limited and 520,000 shares of Common Stock owned by Pearlway Investments Pty. Ltd. of which Joseph I. Gutnick, Stera M. Gutnick (Mr. Gutnick's wife) and members of their family are officers, Directors and principal stockholders.

(3) Does not include any shares of Common Stock owned by Centaur as to which the Officers and Directors disclaim beneficial ownership.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and any other person with respect to any securities of the Issuer, including but not

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limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

                  Not Applicable.

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                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CENTAUR MINING & EXPLORATION LIMITED


                                 By:/s/ Peter Lee
                                    -------------------------------------------
                                       Company Secretary



Dated: February 17, 1999

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                                   SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth the name and principal position with Centaur of each of its executive officers and directors:

NAME                                               POSITION
Joseph Gutnick                         Chairman and Managing Director

Eduard Eshuys                          Director-Resources

David Tyrwhitt                         Non-Executive Director

David Burvill                          General Manager-Development

Martin Reed                            General Manager Operations - Gold

Ian Currie                             Chief Financial Officer

Kenneth Hellsten                       General Manager-Operations

Peter Lee                              General Manager-Corporate and Company Secretary

David Prentice                         General Manager-Land Management

David Simcox                           Company Secretary

Neal Stewart                           General Manager-Human Resources

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